

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 6, 2009

Peter Lee
Secretary and Chief Financial Officer
Golden River Resources Corporation
Level 8, 580 St. Kilda Road
Melbourne, Victoria 3004 Australia

  Re: Golden River Resources Corporation
    Form 10-K for the Fiscal Year Ended June 30, 2008
    Filed October 15, 2008
    Form 10-K for the Fiscal Year Ended June 30, 2009
    Filed September 28, 2009
    File No. 000-16097

Dear Mr. Lee:

  We have completed our review of your 2008 and 2009 Form 10-K, and do not, at this time, have any further comments.

        Sincerely,

        Mark C. Shannon
        Branch Chief